20110013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 5, 2011

Dear Mr. Dunn:

This is in response to your letters dated January 5, 2011 and January 28, 2011 concerning the shareholder proposal submitted to JPMorgan Chase by the Trowel Trades S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 13, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 W. Washington Blvd., Suite 900
Chicago, IL 60661

March 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 5, 2011

The proposal urges the board to amend the bylaws to require that an independent director be its chairman.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in JPMorgan Chase's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

January 28, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Trowel Trade S&P 500 Index Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 5, 2011 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Trowel Trades S&P 500 Index Fund (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***"). A representative of the Proponent submitted a letter to the Staff dated January 13, 2011 (the ***"Proponent Letter"***), asserting its view that the Proposal and Supporting Statement are required to be included in the 2011 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter, which is attached hereto as Exhibit A. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials.

I. BACKGROUND

In the Initial Request Letter, the Company requested no-action relief from the Staff to omit the Proposal, requesting that the Company amend its bylaws to require that an independent director be the Chairman of its Board, as substantially duplicative under Rule 14a-8(i)(11) of an earlier received proposal, requesting that the Company adopt a bylaw to require that an independent director serve as the Company's Lead Director (the ***"Chevedden Proposal"***). Because both proposals share the same core issue and principal thrust -- independent leadership of the Company's Board -- the Company previously maintained and continues to believe that the Proposal may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Chevedden Proposal. In addition to demonstrating the common core issue between the two proposals, the Initial Request Letter considered the potential for inconsistent results and shareholder confusion should both of the proposals be included in the Company's 2011 Proxy Materials.

II. EXCLUSION OF THE PROPOSAL

A. The Proponent Letter Ignores the Potential for Fundamentally Inconsistent Outcomes if Both Proposals Are Included in the 2011 Proxy Materials

The Proponent Letter attempts to repudiate the concern expressed in the Initial Request Letter that including both proposals in the 2011 Proxy Materials would lead to shareholder confusion and yield inconsistent results. Rather than substantiating its view, the Proponent Letter merely relies on conclusory statements, such as the Proponent's belief that "the inclusion of both proposals would not impede the Board's ability to evaluate and respond to the will of the shareholders' [sic] as expressed on two substantially different, precatory proposals." *See* Proponent Letter at 4. The Proponent Letter does not attempt to address the Company's view that "if both proposals were adopted, the Board would have directly conflicting mandates to have both a Lead Independent Director with a Chairman who is not an independent director and an Independent Chairman with no Lead Independent Director." *See* Initial Request Letter at 4.

Further, the Proponent Letter misconstrues the Company's reference to the recommendation by the National Association of Corporate Directors (the ***"NACD"***) to designate an independent Lead Director as an *alternative* to an independent Board Chair. The Proponent Letter admits that "the [NACD] has recommended designation of an independent lead director as an *alternative* to an independent board chair." *See* Proponent Letter at 4 (emphasis in original). However, rather than being offered to claim that the two positions are identical -- as the Proponent Letter appears to believe -- the reference was made to illustrate "further evidence that a vote on both proposals would lead to conflicting directives to the Board." *See* Initial Request Letter at 5. What the NACD recommendation demonstrates is that the positions of an independent Lead Director and independent Board Chair are alternative means of achieving the same end -- independent leadership of the Board. The Proponent Letter does not undercut that proposition.

The Proponent Letter cites a Millstein Center for Corporate Governance and Performance report, titled "Chairing the Board: The Case of Independent Leadership in Corporate North

America," and describes three broad categories of "meaningful differences between the positions of chairman and lead directors" set forth in that report. *See* Proponent Letter at 4. However, the report focuses on perceived effectiveness of individuals having the title Lead Director versus the title Chairman in performing essentially the same duties. Specifically, the report includes the following statement regarding the third category described in the Proponent Letter, board leadership: "One member captured the sentiment of many members of the group by saying the differences are 'not necessarily in the specific tasks that are performed, because they are very parallel, but it's the effectiveness of running the board meeting...'" *See Chairing the Board: The Case of Independent Leadership in Corporate North America* at 9, Millstein Center for Corporate Governance and Performance, Yale School of Management 2009. This statement (and other statements in that report discussed below) supports the Company's view, and the NACD's view, that the position of an independent Lead Director is an *alternative* to an independent Board Chair, not a position utilized in addition to an independent Board Chair.

For the reasons discussed above and in the Initial Request Letter, the Company maintained and continues to believe that the inclusion of both proposals in the 2011 Proxy Materials would both confuse shareholders (*e.g.*, if a shareholder is in favor of independent Board leadership, should he/she vote for both of the proposals or choose the preferred option?) and yield conflicting mandates to the Company (*e.g.*, what actions should the Board take if both proposals receive or fail to receive a majority vote?). Moreover, it should be noted that, while the Supporting Statement alludes to the Proponent's concern about insiders of a company leading the Board, the RESOLVED clause of the Proposal specifically requires only "that an independent director -- as defined by the rules of the New York Stock Exchange ("NYSE") -- be its Chairman of the Board of Directors." In fact, the very first paragraph of the Supporting Statement draws attention to a "renewed emphasis on the importance of independent directors" and points out that "both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors." *See* Supporting Statement at ¶ 1. An independent Lead Director and an independent Board Chair are alternative means of ensuring that an independent director leads the Board, and presenting both will be confusing to shareholders and give conflicting mandates to the Board.

B. Differences Between the Proposal and the Chevedden Proposal Concern Only Their Implementation Methodology or Are Otherwise Insignificant for Purposes of Rule 14a-8(i)(11)

The Proponent Letter makes a considerable effort to demonstrate that the positions of an independent Lead Director and an independent Board Chair are not substantially similar. But the differences between the two are differences in the implementation methodology that the Company is allowed to choose in order to pursue the goal of effective and independent leadership of its Board. The Staff has consistently held that differences in two proposals' implementation methodology do not prohibit a finding that the proposals are substantially duplicative for purposes of Rule 14a-8(i)(11). *See, e.g.,* the Initial Request Letter at 5-6 and the no-action letters cited therein. The Proponent Letter does not address this argument or the precedent cited by the Company.

The Proponent Letter misplaces emphasis on the motivation of the proponents in filing the Proposal and Chevedden Proposal to show the differences between the two proposals. Thus, the Proponent Letter challenges the views expressed in the Initial Request Letter by asserting that the Proposal's principal focus is not independent leadership of the Board of Directors, but "the need for the Board to be the CEO's boss." Proponent Letter at 2, 3. The Proponent Letter seeks to support this contention by claiming that unlike the Proposal, the Chevedden Proposal is not concerned with the pitfalls of having a company executive or insider chair its board and that it instead "concentrates on a variety of governance concerns regarding JPMorgan's Board, including excessive executive pay, long-tenured directors, time-constrained directors, high withhold votes, and problem directors." Proponent Letter at 3. As the main support for its view, the Proponent Letter cites the above-mentioned Millstein Center for Corporate Governance and Performance report. *See* Proponent Letter at 4. None of the arguments advanced in the Proponent Letter can affect the precedent-supported determination advocated by the Company in the Initial Request Letter that the Proposal is substantially duplicative of the Chevedden Proposal.

The Proponent Letter ignores the Staff's long-established view that two proposals need not be identical to be considered substantially duplicative. *See, e.g., Wells Fargo & Company* (January 7, 2009); *Weyerhaeuser Company* (January 18, 2006). The Staff has consistently found that differences in the scope of the proposals do not change the core issue shared by the proposals and that later-received proposals that are broader than earlier-received proposals may nonetheless be considered substantially duplicative for the purposes of Rule 14a-8(i)(11). *See, e.g., Lehman Brothers* (January 12, 2007); *Bank of America* (February 14, 2006); *American Power Conversion Corporation* (March 29, 2002); *Comcast Corporation* (March 22, 2005); *Verizon Communications Inc.* (February 2, 2005) (all described in the Initial Request Letter). The Proponent Letter brushes these precedents aside as "irrelevant," some without any discussion, without explaining how the analysis of these letters, where differences in the scope and terms of the proposals were found not to affect their core focus, does not apply in this instance.

Moreover, the Staff has not viewed differences in the supporting statements of proposals as determinative for purposes of substantial duplication analysis. For example, in *Bank of America Corporation* (February 24, 2009), the Staff concurred that a proposal that urged the Compensation and Benefits Committee of the company's Board of Directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment was substantially duplicative of an earlier received proposal that requested implementation of a set of executive compensation reforms limiting senior executive compensation. The Staff concurred with Bank of America's view that the two proposals were substantially similar despite differences in the scope of the proposals and despite the fact that while the earlier-received proposal was focused on limiting pay at companies participating in the TARP Capital Purchase Program, the later-received proposal did not mention TARP or the Treasury's Capital Purchase Program in the proposal or its supporting statement. Similarly, the Proposal's concern about insiders chairing the Company's board, expressed only in the Supporting Statement, does not change the core focus of the Proposal -- independent leadership of the Company's Board.

The Millstein Center for Corporate Governance and Performance report that the Proponent Letter cites also does not undermine the conclusion that the Proposal and the Chevedden Proposal share the same core focus -- independent leadership of the Company's Board. While the report does note the "few, but paramount" differences between the positions of an independent Lead Director and a non-executive Chairman, it is clear that the distinction is only drawn to advance the discussion of the core focus of the report -- independent leadership of corporate boards. *See Chairing the Board: The Case of Independent Leadership in Corporate North America* at 9. This is evident both from the very title of the report and from its emphasis of the ultimate goal of its discourse -- independent oversight. *See, e.g., id.* at 10 ("Splitting the role of chairman and CEO does not guarantee the application of effective independent oversight."). Indeed, as stated above, the Proposal itself betrays its concern about independent leadership of the Board by stressing the need "to protect shareholder interests by providing independent oversight of the officers." *See* Supporting Statement at ¶ 2. In this respect, the Proposal's underlying theme is consistent with the Chevedden Proposal's concern with the independent leadership of the Company's board.

III. CONCLUSION

For the reasons set forth above and in the Initial Request Letter, the Company previously maintained and continues to believe that the Proposal is substantially duplicative of the Chevedden Proposal, which the Company intends to include in the 2011 Proxy Materials. The Company therefore renews its request that the Staff concur with the Company's view that the Proposal and Supporting Statement may be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(11). If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Jake McIntyre
Assistant to the Secretary Treasurer
International Union of Bricklayers

Mr. Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Via Electronic Mail (shareholderproposals@sec.gov)

January 13, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: JPMorgan Chase & Co.'s No-Action Request Regarding Shareholder Proposal Submitted By Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Trowel Trades S&P 500 Index Fund (the "Fund") in response to the January 5, 2011, letter from JPMorgan Chase & Co. ("JPMorgan" or "Company") which asks that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Fund from the Company's proxy materials to be sent to shareholders in connection with the 2011 annual meeting of shareholders.

The Fund respectfully submits that the Company should not be granted permission to exclude the Proposal. In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being sent by regular mail to JPMorgan.

The Proposal requests that JPMorgan's Board of Directors "amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ('NYSE')—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman."

JPMorgan contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(11), arguing that the Proposal substantially duplicates a proposal submitted by Ray T. Chevedden (the "Chevedden Proposal"), which asks that JPMorgan's Board of Directors "adopt a bylaw to require that [the] company have an independent director (by the standard of the New York Stock Exchange) serve as a Lead Director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year." The Chevedden Proposal also requests that the bylaw "specify how to select a new Lead Director if a current Lead Director ceases to be independent." The Company intends to include the Chevedden Proposal in its proxy materials.

We believe that JPMorgan should not be permitted to exclude the Proposal from its 2011 proxy materials pursuant to Rule 14a-8(i)(11) for the reasons set forth below:

BASIS FOR INCLUSION

The Fund's Proposal And The Chevedden Proposal Do Not Share The Same Principal Focus And Are Not Substantially Duplicative

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As the Company points out, two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11) but must share the same "principal thrust," "principal focus," or the "same core issue."

The Proposal Focuses On The Position Of Chairman And The Need For An Independent Director To Fill That Specific Role

The Company argues that the Proposal and the Chevedden Proposal are both focused on the general issue of independent board leadership. According to JPMorgan, the "core issue of both proposals is independent leadership of the Company's Board of Directors," claiming that the fact that the proposals address different positions on the board "does not alter the core issue and principal focus of the proposals."

In fact, the principal focus of the Proposal is that there must be an independent outsider as Chairman of the Board in order for the Board to be the "boss" of the Chief Executive Officer ("CEO"), not the general concept of independent leadership.

The Proposal quotes Andrew Grove, former chairman and CEO of Intel Corporation, as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The <u>chairman</u> runs the board. How can the CEO be his own boss?" (Business Week, November 11, 2002).

The Proposal clearly and repeatedly makes a case for why an independent chairman is necessary to establish the Board as the "boss" of the CEO, as evidenced by the following:

- "All of these corporations [Enron, WorldCom and Tyco] also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ('CEO'), or a former CEO, or some other officer."
- "We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company."
- We also believe that it is worth noting that many of the other companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry—Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors."
  (emphasis added)

Thus, we respectfully submit that the Proposal's "principal focus" is not the general concept of independent leadership on the board, as JPMorgan suggests, but the need for the Board to be the CEO's boss and why an independent outsider as Chairman is necessary to achieve that.

The Chevedden Proposal Focuses On The Need For An Independent Lead Director Given The Company's Various Governance Problems

The principal focus of the Chevedden Proposal, on the other hand, is a an extremely general concern with independent leadership on the board. It only mentions the position of chairman once when listing a variety of the Company's governance shortcomings, stating at the end of the supporting statement that the Company has "no proxy access, no cumulative voting, no shareholder right to act by written consent and no independent Board Chairman."

In fact, no part of the Chevedden Proposal even addresses concerns around having a Company executive or insider chairing the Board. The Chevedden Proposal's supporting statement concentrates on a variety of governance concerns regarding JPMorgan's Board, including excessive executive pay, long-tenured directors, time-constrained directors, high withhold votes, and problem directors. The Chevedden Proposal states that these aforementioned concerns "show there is a need for improvement" and calls for the Board to require an independent lead director.

Calling for an independent lead director in light of JPMorgan's various governance problems is substantially different from the Proposal, which explicitly lays out the concerns around having a company insider serve in the specific position of chairman and calls for the Board to require an independent director to fill that role.

The Positions Of Chairman And Lead Director Are Substantially Different And Accordingly The Proposal And The Chevedden Proposal's Principal Focuses Are Substantially Different

The Company argues that "While the Fund Proposal requests that the independent Board leadership position be fulfilled by the 'Chairman of the Board of Directors' and the Chevedden Proposal seeks to have an independent 'Lead Director' fulfill this, that difference does not alter the core issue and principal focus of the proposals." However, the two proposals do not focus on a general need for independent Board leadership; the Proposal focuses on the need for an independent <u>Chairman</u> as a way for the Board to the Boss of the CEO and the Chevedden Proposal focuses on the need for an independent <u>lead director,</u> and these principal focuses are substantially different.

According to Chairing the Board: The Case for Independent Leadership in Corporate North America, a 2009 policy briefing by the Millstein Center for Corporate Governance and Performance (Yale School of Management), <u>the differences between a lead director and non-executive chairman are "paramount."</u> The report, which is based on findings of the Chairmen's Forum in February and October 2008, found meaningful differences between the positions of chairman and lead directors in three broad categories: (a) the ability to share board dialogue; (b) visibility and independent representation of shareowners; and (c) board leadership.[1]

As the Company itself points out, the National Association of Corporate Directors has recommended designation of an independent lead director as an *alternative* to an independent board chair—that is, an entirely different course of action. An independent lead director is not, to be clear, a substitute for an independent chairman that will enable the Board to the Boss of the CEO.

Thus, giving JPMorgan shareholders the opportunity to vote on the Proposal and on the Chevedden Proposal affords them the opportunity to vote on two proposals that have "paramount" differences with two substantially different principal focuses—(1) an independent chairman, in the case of the Proposal, which will allow the Board to the Boss of the CEO, and (2) an independent lead director, in the case of the Chevedden Proposal, which to paraphrase Andrew Grove, lets a company remain the sandbox for the CEO.

The Company argues that including both the Proposal and the Chevedden Proposal could lead to inconsistent results or shareholder confusion, asserting the "potential for outcomes that would conflict directly with one another is very strong with regard to the proposals." We respectfully submit that because the Proposal and the Chevedden Proposal have substantially different focuses and would result in substantially different outcomes if approved, the inclusion of both proposals would not result in shareholder confusion. Furthermore, we believe that the inclusion of both proposals would not impede the Board's ability to evaluate and respond to the will of the shareholders' as expressed on two substantially different, precatory proposals.

---

[1] The Chairmen's Forum is an organization comprised of non-executive chairman of corporate boards whose companies are incorporated and stocks are traded on exchanges in the United States and Canada. *Chairing the Board: The Case for Independent Leadership in Corporate North America*, Millstein Center for Corporate Governance and Performance, Yale School of Management, 2009.

The Precedent Determinations Cited By the Company Are Irrelevant

Finally, we note that the Company cites a number of precedent no-action determinations that are irrelevant to the Proposal at issue:

- *Lehman Brothers* (January 12, 2007) and *Bank of America* (February 14, 2006), in which the Staff concurred that separate proposals each focused on the disclosure of political spending were substantially duplicative;
- *American Power Conversion Corporation* (March 29, 2002), in which the Staff concurred that separate proposals each focused on board independence were substantially duplicative;
- *Comcast Corporation* (March 22, 2005), in which the Staff concurred that separate proposals each focused on the need for an independent chairman of the board were substantially duplicative;
- *Abbott Laboratories* (February 4, 2004), in which the Staff concurred that separate proposals each focused on limiting executive pay were substantially duplicative; and
- *Monsanto Company* (February 7, 2000), in which the Staff concurred that separate proposals each focused on declassifying the Board were substantially duplicative.

Unlike these determinations, the Proposal at issue does not substantially duplicate another proposal that the Company intends to include in its proxy materials as the Proposal and the Chevedden Proposal do not share the same "principal focus."

Conclusion

For the foregoing reasons, the Fund believes that the relief sought in JPMorgan's No-Action Request should not be granted.

If you have any questions, please feel free to contact the undersigned at (312) 612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal
cc: Anthony Horan, Esq., Corporate Secretary, JPMorgan Chase & Co.
Martin P. Dunn, Partner, O'Melveny & Myers LLP

THE MARCO
CONSULTING
GROUP

FAX

Date: January 13, 2011
Number of pages incl. cover sheet: 6

To:	Anthony Horan JP Morgan Chase & Co.	**From:**	Greg Kinczewski/Chanelle Marco Consulting Group
Fax:	212.270.4240	Phone:	(312) 612-8452
Phone:		Fax:	
cc:			

REMARKS: ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please comment

Thanks,
Chanelle Fowler

THE MARCO
CONSULTING
GROUP

Via Electronic Mail (shareholderproposals@sec.gov)

January 13, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: JPMorgan Chase & Co.'s No-Action Request Regarding Shareholder Proposal Submitted By Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Trowel Trades S&P 500 Index Fund (the "Fund") in response to the January 5, 2011, letter from JPMorgan Chase & Co. ("JPMorgan" or "Company") which asks that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Fund from the Company's proxy materials to be sent to shareholders in connection with the 2011 annual meeting of shareholders.

The Fund respectfully submits that the Company should not be granted permission to exclude the Proposal. In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being sent by regular mail to JPMorgan.

The Proposal requests that JPMorgan's Board of Directors "amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ('NYSE')—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman."

JPMorgan contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(11), arguing that the Proposal substantially duplicates a proposal submitted by Ray T. Chevedden (the "Chevedden Proposal"), which asks that JPMorgan's Board of Directors "adopt a bylaw to require that [the] company have an independent director (by the standard of the New York Stock Exchange) serve as a Lead Director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year." The Chevedden Proposal also requests that the bylaw "specify how to select a new Lead Director if a current Lead Director ceases to be independent." The Company intends to include the Chevedden Proposal in its proxy materials.

We believe that JPMorgan should not be permitted to exclude the Proposal from its 2011 proxy materials pursuant to Rule 14a-8(i)(11) for the reasons set forth below:

BASIS FOR INCLUSION

The Fund's Proposal And The Chevedden Proposal Do Not Share The Same Principal Focus And Are Not Substantially Duplicative

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As the Company points out, two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11) but must share the same "principal thrust," "principal focus," or the "same core issue."

The Proposal Focuses On The Position Of Chairman And The Need For An Independent Director To Fill That Specific Role

The Company argues that the Proposal and the Chevedden Proposal are both focused on the general issue of independent board leadership. According to JPMorgan, the "core issue of both proposals is independent leadership of the Company's Board of Directors," claiming that the fact that the proposals address different positions on the board "does not alter the core issue and principal focus of the proposals."

In fact, the principal focus of the Proposal is that there must be an independent outsider as Chairman of the Board in order for the Board to be the "boss" of the Chief Executive Officer ("CEO"), not the general concept of independent leadership.

The Proposal quotes Andrew Grove, former chairman and CEO of Intel Corporation, as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Business Week, November 11, 2002).

The Proposal clearly and repeatedly makes a case for why an independent chairman is necessary to establish the Board as the "boss" of the CEO, as evidenced by the following:

- "All of these corporations [Enron, WorldCom and Tyco] also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ('CEO'), or a former CEO, or some other officer."

- "We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company."

- We also believe that it is worth noting that many of the other companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry—Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors."
(emphasis added)

Thus, we respectfully submit that the Proposal's "principal focus" is not the general concept of independent leadership on the board, as JPMorgan suggests, but the need for the Board to be the CEO's boss and why an independent outsider as Chairman is necessary to achieve that.

The Chevedden Proposal Focuses On The Need For An Independent Lead Director Given The Company's Various Governance Problems

The principal focus of the Chevedden Proposal, on the other hand, is a an extremely general concern with independent leadership on the board. It only mentions the position of chairman once when listing a variety of the Company's governance shortcomings, stating at the end of the supporting statement that the Company has "no proxy access, no cumulative voting, no shareholder right to act by written consent and no independent Board Chairman."

In fact, no part of the Chevedden Proposal even addresses concerns around having a Company executive or insider chairing the Board. The Chevedden Proposal's supporting statement concentrates on a variety of governance concerns regarding JPMorgan's Board, including excessive executive pay, long-tenured directors, time-constrained directors, high withhold votes, and problem directors. The Chevedden Proposal states that these aforementioned concerns "show there is a need for improvement" and calls for the Board to require an independent lead director.

Calling for an independent lead director in light of JPMorgan's various governance problems is substantially different from the Proposal, which explicitly lays out the concerns around having a company insider serve in the specific position of chairman and calls for the Board to require an independent director to fill that role.

The Positions Of Chairman And Lead Director Are Substantially Different And Accordingly The Proposal And The Chevedden Proposal's Principal Focuses Are Substantially Different

The Company argues that "While the Fund Proposal requests that the independent Board leadership position be fulfilled by the 'Chairman of the Board of Directors' and the Chevedden Proposal seeks to have an independent 'Lead Director' fulfill this, that difference does not alter the core issue and principal focus of the proposals." However, the two proposals do not focus on a general need for independent Board leadership; the Proposal focuses on the need for an independent Chairman as a way for the Board to the Boss of the CEO and the Chevedden Proposal focuses on the need for an independent lead director, and these principal focuses are substantially different.

According to Chairing the Board: The Case for Independent Leadership in Corporate North America, a 2009 policy briefing by the Millstein Center for Corporate Governance and Performance (Yale School of Management), the differences between a lead director and non-executive chairman are "paramount." The report, which is based on findings of the Chairmen's Forum in February and October 2008, found meaningful differences between the positions of chairman and lead directors in three broad categories: (a) the ability to share board dialogue; (b) visibility and independent representation of shareowners; and (c) board leadership.[1]

As the Company itself points out, the National Association of Corporate Directors has recommended designation of an independent lead director as an *alternative* to an independent board chair—that is, an entirely different course of action. An independent lead director is not, to be clear, a substitute for an independent chairman that will enable the Board to the Boss of the CEO.

Thus, giving JPMorgan shareholders the opportunity to vote on the Proposal and on the Chevedden Proposal affords them the opportunity to vote on two proposals that have "paramount" differences with two substantially different principal focuses—(1) an independent chairman, in the case of the Proposal, which will allow the Board to the Boss of the CEO, and (2) an independent lead director, in the case of the Chevedden Proposal, which to paraphrase Andrew Grove, lets a company remain the sandbox for the CEO.

The Company argues that including both the Proposal and the Chevedden Proposal could lead to inconsistent results or shareholder confusion, asserting the "potential for outcomes that would conflict directly with one another is very strong with regard to the proposals." We respectfully submit that because the Proposal and the Chevedden Proposal have substantially different focuses and would result in substantially different outcomes if approved, the inclusion of both proposals would not result in shareholder confusion. Furthermore, we believe that the inclusion of both proposals would not impede the Board's ability to evaluate and respond to the will of the shareholders' as expressed on two substantially different, precatory proposals.

---

[1] The Chairmen's Forum is an organization comprised of non-executive chairman of corporate boards whose companies are incorporated and stocks are traded on exchanges in the United States and Canada. *Chairing the Board: The Case for Independent Leadership in Corporate North America*, Millstein Center for Corporate Governance and Performance, Yale School of Management, 2009.

The Precedent Determinations Cited By the Company Are Irrelevant

Finally, we note that the Company cites a number of precedent no-action determinations that are irrelevant to the Proposal at issue:

- *Lehman Brothers* (January 12, 2007) and *Bank of America* (February 14, 2006), in which the Staff concurred that separate proposals each focused on the disclosure of political spending were substantially duplicative;
- *American Power Conversion Corporation* (March 29, 2002), in which the Staff concurred that separate proposals each focused on board independence were substantially duplicative;
- *Comcast Corporation* (March 22, 2005), in which the Staff concurred that separate proposals each focused on the need for an independent chairman of the board were substantially duplicative;
- *Abbott Laboratories* (February 4, 2004), in which the Staff concurred that separate proposals each focused on limiting executive pay were substantially duplicative; and
- *Monsanto Company* (February 7, 2000), in which the Staff concurred that separate proposals each focused on declassifying the Board were substantially duplicative.

Unlike these determinations, the Proposal at issue does not substantially duplicate another proposal that the Company intends to include in its proxy materials as the Proposal and the Chevedden Proposal do not share the same "principal focus."

Conclusion

For the foregoing reasons, the Fund believes that the relief sought in JPMorgan's No-Action Request should not be granted.

If you have any questions, please feel free to contact the undersigned at (312) 612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal
cc: Anthony Horan, Esq., Corporate Secretary, JPMorgan Chase & Co.
Martin P. Dunn, Partner, O'Melveny & Myers LLP

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

January 5, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Trowel Trades S&P 500 Index Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Fund Proposal"***) and supporting statement (the ***"Fund Supporting Statement"***) submitted by the Trowel Trades S&P 500 Index Fund (the ***"Fund"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Trustee of the Trowel Trades S&P 500 Index Fund.

A copy of the Fund Proposal, the cover letter submitting the Fund Proposal, and other correspondence relating to the Fund Proposal are attached hereto as Exhibit A. A copy of a proposal from Ray T. Chevedden (the ***"Chevedden Proposal"***), the cover letter submitting the

Chevedden Proposal, and other correspondence relating to the Chevedden Proposal are attached hereto as Exhibit B.

I. SUMMARY OF THE FUND PROPOSAL

On November 29, 2010, the Company received a letter from the Fund containing the Fund Proposal for inclusion in the Company's 2011 Proxy Materials. The Fund Proposal requests that the Company's Board of Directors "amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director -- as defined by the rules of the New York Stock Exchange ("NYSE") -- be its Chairman of the Board of Directors." The Fund Proposal also requests that the amended bylaws specify "(a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman."

II. EXCLUSION OF THE FUND PROPOSAL

A. Basis for Excluding the Fund Proposal

As discussed more fully below, the Company believes that it may properly omit the Fund Proposal and Fund Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(11), as it "substantially duplicates" the Chevedden Proposal, which the Company received prior to the Fund Proposal and which the Company intends to include in its 2011 Proxy Materials.

B. The Fund Proposal May Be Excluded in Reliance on Rule 14a-8(i)(11), as it Substantially Duplicates the Previously Received Chevedden Proposal

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion provided for by Rule 14a-8(i)(11) (and its predecessor, Rule 14a-8(c)(11)) was intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See*, Exchange Act Release No. 34-12598 (July 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the analysis is premised upon whether the principal thrust or focus of the two proposals are essentially the same; put differently, two proposals are substantially duplicative where they relate to the same core issue. *See*, *Wells Fargo & Company* (January 7, 2009) and *Weyerhaeuser Company* (January 18, 2006).

As described above, the Fund Proposal requests that the Company's Board of Directors "amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director -- as defined by the rules of the New York Stock Exchange ("NYSE") -- be its Chairman of the Board of Directors." The Fund Proposal also requests that the amended bylaws specify how to select an independent chairman if the current one ceases to be independent and that compliance is excused if no independent director is available and willing to serve as chairman.

The Chevedden Proposal requests that the Board of Directors "adopt a bylaw to require that [the] company have an independent director (by the standard of the New York Stock Exchange) serve as a Lead Director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year." The Chevedden Proposal also requests that the bylaw "specify how to select a new Lead Director if a current Lead Director ceases to be independent."

The Chevedden Proposal was received by the Company prior to the Fund Proposal -- as the attached materials show, the Company received the Chevedden Proposal (via facsimile) on November 23, 2010, while the Fund Proposal was received (via facsimile) on November 29, 2010 -- and the Company intends to include the Chevedden Proposal in its 2011 Proxy Materials. As such, the issue under Rule 14a-8(i)(11) is whether the Fund Proposal "substantially duplicates" the Chevedden Proposal.

1. The Core Issue and Principal Focus of the Chevedden Proposal and the Fund Proposal is the Same

The core issue and principal focus of the Chevedden Proposal and the Fund Proposal is the same -- they each seek to establish a requirement that an independent director, as defined by the rules of the New York Stock Exchange, lead the Company's Board of Directors. While the Fund Proposal requests that the independent Board leadership position be fulfilled by the "Chairman of the Board of Directors" and the Chevedden Proposal seeks to have an independent "Lead Director" fulfill this role, that difference does not alter the core issue and principal focus of the proposals.

The Staff has consistently concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust," "principal focus," or "same core issue." The Staff has reached this determination even when such proposals differ as to certain terms and scope and even if the later received proposal is broader than the proposal received first in time. For example, in *Lehman Brothers* (January 12, 2007), the Staff concurred with the view that a proposal that sought a report on political contributions and certain non-deductible independent expenditures was substantially duplicative of an earlier-received proposal that sought a detailed disclosure of political contributions and expenditures by the company. In this situation, the Staff concurred with the view that the proposals related to the same core issue -- political spending -- and differences regarding the form of such spending did not affect the determination of whether the proposals were substantially duplicative. *See also, Bank of America* (February 14, 2006) (to same effect); *American Power Conversion Corporation* (March 29, 2002) (proposal requesting that the board of directors set a goal to establish a board with at least *two-thirds* independent directors is substantially duplicative of an earlier-received proposal that requested a board policy requiring nomination of a *substantial majority* of independent directors) (emphasis added).

Consistent with the Staff and Commission analysis of the exclusion in Rule 14a-8(i)(11), the differences between the instant proposals requesting a Lead Independent Director and an independent Chairman of the Board respectively do not alter the fact that the core issue of both proposals is independent leadership of the Company's Board of Directors. *See, e.g., Comcast Corporation* (March 22, 2005) (a proposal requesting that the company charter be amended to require that the chairman of the board be an independent director who has not previously served as an executive of the company is substantially duplicative of a proposal requesting a board resolution that the chairman of the board must serve in that capacity only and have no management duties, titles, or responsibilities); *Verizon Communications Inc.* (February 2, 2005) (proposals were substantially duplicative for purposes of Rule 14a-8(i)(11) notwithstanding that the proposals defined "independence" differently).

Furthermore, the Staff has concurred with the view that, where the inclusion of the earlier and later received proposals in the company proxy materials and the shareholders' approval of both could lead to inconsistent results or shareholder confusion, the issuer may properly exclude the later received proposal in reliance on Rule 14a-8(i)(11). *See. e.g., Abbott Laboratories* (February 4, 2004) (concurring with the view that a proposal relating to (i) limitations on the salary to be paid to the chief executive officer, (ii) limitations on bonuses to be paid to senior executives, (iii) limitations on long-term equity compensation to senior executives, including a prohibition on stock option grants, and (iv) limitations on severance payments made to senior executives could be excluded as substantially duplicative of a proposal concerning the adoption of a policy prohibiting future stock option grants to senior executives) and *Monsanto Company* (February 7, 2000) (concurring with the view that a proposal requesting that all directors be elected each year could be excluded as substantially duplicative of a proposal requesting that the entire board be elected at every third annual meeting, noting that "shareholder approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates for seats on a declassified board"). Indeed, the concern about conflicting results is fundamental to the analysis of Rule 14a-8(i)(11).

The potential for outcomes that would conflict directly with one another is very strong with regard to the proposals. Specifically, if both proposals were adopted, the Board would have directly conflicting mandates to have both a Lead Independent Director with a Chairman who is not an independent director and an Independent Chairman with no Lead Independent Director. The inclusion of the Fund Proposal along with the Chevedden Proposal would also lead to confusion. It would be confusing for shareholders to vote with regard to two proposals relating to substantially similar leadership positions. The vote itself could lead to further confusion, whether shareholders vote to approve both positions or whether they vote to approve one and reject the other, as the shareholders' intent and the mandate they issue will be unclear, precisely the situation Rule 14a-8(i)(11) was designed to prevent. *See, e.g., Time Warner Inc.* (March 2, 2006) (recognizing that "the policy concern behind Rule 14a-8(i)(11) would be frustrated [if] the

Company either would have to address conflicting mandates from stockholders (if one proposal were approved but the other rejected) or would have to address [what] stockholders desired (if both proposals were approved"). As further evidence that a vote on both proposals would lead to conflicting directives to the Board, we note that the National Association of Corporate Directors has recommended designation of an Independent Lead Director as an alternative to an Independent Board Chair, rather than an improbable combination of both positions as a means of improving modern companies' corporate governance structure.[1]

2. *Differences between the Chevedden Proposal and the Fund Proposal with Respect to Implementation are Not Relevant to a Determination that the Proposals are Substantially Duplicative*

The Chevedden Proposal and the Fund Proposal differ with regard to certain steps that would by taken to implement the principal thrust of the proposals. Specifically:

- The Fund Proposal does not contain a provision analogous to the one in the Chevedden Proposal that an independent Lead Director would be expected to normally serve "for more than one continuous year."[2]
- The Fund Proposal seeks that the amended bylaws specify how to select a new independent chairman if the incumbent ceases to be independent "during the time between annual meetings of shareholders." The Chevedden Proposal also requests that the bylaws provide how to select a new independent Lead Director if the current Lead Director ceases to be independent, but it does not contain the Fund Proposal's temporal limitation.[3]
- The Fund Proposal seeks that the amended bylaws provide that compliance with the aforementioned replacement is excused if no independent director is available and willing to serve as chairman. The Chevedden Proposal does not request such a provision.

These differences are *de minimis* and have no bearing on the principal focus and core issue of each proposal -- the establishment of a requirement that an independent director, as defined by the rules of the New York Stock Exchange, lead the Company's Board of Directors. Instead, these *de minimis* differences concern only the implementation mechanics of the proposals, a distinction the Staff has previously considered to be of no significance for purposes of Rule 14a-8(i)(11). *See, e.g., General Electric Co.* (December 30, 2009) (proposals may be substantially duplicative for purposes of Rule 14a-8(i)(11) "notwithstanding differences in implementation methodology"). In this regard, the Staff has concurred that two shareholder

---

1 *See Recommendations from the National Association of Corporate Directors Concerning Reforms in the Aftermath of the Enron Bankruptcy* (March 1, 2002), *available at p. A-92 at* http://www.nyse.com/pdfs/corp_govreport.pdf.

2 In this respect, the Chevedden Proposal, which the Company intends to include in its 2011 Proxy Materials, is broader than the Fund Proposal.

3 In this respect, the Chevedden Proposal, which the Company intends to include in its 2011 Proxy Materials, is broader than the Fund Proposal.

proposals requesting that a board take necessary steps to ensure that its chairman was independent may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) where one proposal sought to achieve this result through an amendment to a corporation's governing documents and the other proposal sought to achieve this result through the adoption of a policy by the company's board of directors. *See, e.g., Wells Fargo & Company* (January 7, 2009), *Wells Fargo & Company* (January 17, 2008), and *Weyerhaeuser Company* (January 18, 2006). So too here, differences in the implementation mechanics between the two proposals do not detract from the fact that the proposals are substantially duplicative for purposes of Rule 14a-8(i)(11).

C. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Fund Proposal and the Fund Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(11).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Fund Proposal and the Fund Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Marc L Scheuer
Senior Vice President
Comerica Bank & Trust, National Association
Trustee of Trowel Trades S&P 500 Index Fund

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Shareholder Proposal Submitted by

TROWEL TRADES S&P 500 INDEX FUND

RECEIVED BY THE
NOV 29 2010
OFFICE OF THE SECRETARY

(CONFIDENTIAL)

Date: 11/29/2010

Please Deliver To:	Name:	Mr. Anthony J. Horan	Fax No. 212-270-4240
	Company:	JPMorgan Chase & Co.	
	Department:		Telephone No. (212) 270-7122
	Location:		
From:	Name:	Marc L. Scheuer	Fax No. (313) 222-3525
	Company:	Comerica Bank & Trust National Association	Telephone No. (313) 222-3010
	Location:	P.O. Box 75000 Detroit, MI 48275	Trowel Trades S&P 500 Index Fund

SPECIAL MESSAGE:

Shareholder Proposal

This message is intended only for the use of the person or entity to which it is addressed and may contain information that is privaleged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution of copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us at the above address via the United States Postal Service.

Thank you.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of page: 3 (including cover sheets)

Trowel Trades S&P 500 Index Fund

RECEIVED BY THE
NOV 29 2010
OFFICE OF THE SECRETARY

November 29, 2010

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue - 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of JPMorgan Chase & Co.'s (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Marc L. Scheuer
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

132

RESOLVED: The shareholders of JPMorgan Chase & Co. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The wave of corporate scandals at such companies as Enron, WorldCom and Tyco resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

Andrew Grove, former chairman and CEO of Intel Corporation, recognized this, and relinquished the CEO's position. "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Business Week, November 11, 2002).

We also believe that it is worth noting that many of the other companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry--Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.

RECEIVED BY THE

NOV 30 2010

OFFICE OF THE SECRETARY

November 29, 2010

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue - 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of JPMorgan Chase & Co.'s (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Marc L. Scheuer
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The shareholders of JPMorgan Chase & Co. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The wave of corporate scandals at such companies as Enron, WorldCom and Tyco resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

Andrew Grove, former chairman and CEO of Intel Corporation, recognized this, and relinquished the CEO's position. "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Business Week, November 11, 2002).

We also believe that it is worth noting that many of the other companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry--Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.

RECEIVED BY THE
NOV 30 2010
OFFICE OF THE SECRETARY

(CONFIDENTIAL)

Date: 11/30/2010

Please Deliver To:
Name: Mr. Anthony J. Horan
Company: JPMorgan Chase & Co.
Department:
Location:

Fax No. 212-270-4240

Telephone No. (212) 270-7122

From:
Name: Beth C. Prohaska
Company: Comerica Bank & Trust National Association
Location: P.O. Box 75000
Detroit, MI 48275

Fax No. (630) 575-2164

Telephone No. (630) 645-7371

Comerica

Comerica Bank & Trust, National Association

SPECIAL MESSAGE:

Shareholder Proposal

This message is intended only for the use of the person or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution of copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us at the above address via the United States Postal Service.

Thank you.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of page 2 (including cover sheets)

Comerica

Comerica Bank & Trust, National Association

RECEIVED BY THE
NOV 30 2010
OFFICE OF THE SECRETARY

November 30, 2010

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue – 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business November 29, 2010 the Fund held 114,334 shares of JP Morgan Chase & Co. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 114,334 shares of your Company continuously November 29, 2009. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 630-645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President

Comerica

Comerica Bank & Trust, National Association

RECEIVED BY THE

DEC 01 2010

OFFICE OF THE SECRETARY

November 30, 2010

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue – 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business November 29, 2010 the Fund held 114,334 shares of JP Morgan Chase & Co. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 114,334 shares of your Company continuously November 29, 2009. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 630-645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President

EXHIBIT B

Shareholder Proposal Submitted by

RAY T. CHEVEDDEN

Toton, Rebekah

From: Irma R. Caracciolo [ ]
Sent: Wednesday, November 24, 2010 9:41 AM
To: Anthony Horan; Carin S Reddish; Lisa M Wells
Cc: Dunn, Martin; Toton, Rebekah
Subject: Chevedden Proposal - Independent Lead Director
Attachments: CCE00015.pdf

Latest proposal received today.
Regards
Irma

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 23, 2010 11:23 PM
To: Irma R. Caracciolo
Subject: Rule 14a-8 Proposal (JPM)

Dear Ms. Caracciolo,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Ray T. Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James Dimon
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Dear Mr. Dimon,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden   11/14/10

Ray T. Chevedden   Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Anthony J. Horan <anthony.horan@chase.com>
Corporate Secretary
PH: 212-270-7122
FX: 212-270-4240
PH: 212 270-6000
FX: 212-270-1648

[JPM: Rule 14a-8 Proposal, November 23, 2010]

3* – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a Lead Director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The bylaw should also specify how to select a new Lead Director if a current Lead Director ceases to be independent.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in Executive Pay – $20 million for William Winters and $10 million for Mary Erdoes. Executive pay was deferred over the long-term instead of being conditioned on achieving long-term performance goals.

Five directors had long-tenure of 13 to 23 years. As tenure increases independence declines. We had three active CEO directors who may not have had the time to devote to their board duties: David Cote of Honeywell, David Novak of Yum! Brands and William Weldon of Johnson & Johnson. Plus these CEO directors made up 50% of our Executive Pay and Nomination Committees. Lee Raymond chaired our Executive Pay Committee and as former Exxon CEO, Raymond was entitled to $350 million.

Ellen Futter attracted our highest negative votes (10-times greater than certain other directors) and David Novak attracted our second highest negative votes. Laban Jackson had 21-years with Clear Creek Properties and no other current directorship experience. William Gray was marked as a "Flagged (Problem) Director" by The Corporate Library because of his Visteon Corporation directorship leading up to Visteon's bankruptcy.

We had no proxy access, no cumulative voting, no shareholder right to act by written consent and no independent Board Chairman.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: **Independent Lead Director – Yes on 3.***

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

November 23, 2010

Ray T. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Eastman Chemical Company (EMN), Ford Motor Company (F), J.P. Morgan Chase & Company (JPM) and Nisource, Inc. (NI).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares of Eastman Chemical Company (CUSIP: 277432100), no less than 500.000 shares of Ford Motor Company (CUSIP: 345370860), no less than 200.000 shares of J.P. Morgan Chase & Co. (CUSIP: 46625H100) and no less than 200.000 shares of Nisource Inc. (CUSIP: 65473P105) since July 1, 2009. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W295345-22NOV10